TOTAL S.A. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

[Total Letterhead]

October 24, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic file (“Edgar correspondence”).

Attention: Mr. H. Roger Schwall

Re:	TOTAL S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 26, 2012
Response Letter Dated September 17, 2012
File No. 1-10888

Dear Mr. Schwall:

Thank you for your letter dated September 17, 2012, setting forth the Staff’s comment relating to our annual report on Form 20-F for the year ended December 31, 2011, filed on March 26, 2012. Set forth below is the response of TOTAL S.A. (the “Company”) to the Staff’s comments.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Form 20-F for the Fiscal Year Ended December 31, 2011

Risk Factors, page 4

“We have activities in certain countries which are subject to U.S. and EU sanctions…” page 8

Business Activities in Cuba, Iran, Sudan and Syria, page 62

Mr. H. Roger Schwall

Securities and Exchange Commission

1.

Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of October 29, 2008 through April 12, 2010. We note that your website lists two offices in Tehran, one in Damascus and one in Khartoum. We also note 2012 news articles reporting that you hold a 55% stake in lran’s Dorood oil field; that Beh Total participated in the International Gas, Refining and Petrochemical Exhibition in Tehran; and that you hold a 10% stake in the Shah Deniz gas field in Azerbaijan in which Naftiran Intertrade Co., an Iranian company that has been sanctioned by the U.S. government and is on the Specially Designated Nationals List maintained by the U.S. Department of Treasury, also holds an interest.

As you know and have disclosed, Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your prior letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors or other direct or indirect arrangements. Describe any services, products or technologies you have provided to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them.

R:

The response below includes contacts with Iran, Syria, Sudan and Cuba by the Company, any of its entities over which it exercises control and, to the best of our knowledge, any entities that it jointly controls or over which it exercises significant influence.

Iran

With respect to our Exploration & Production activities, our wholly-owned subsidiary Total E&P Iran maintains an office in Tehran with a limited number of employees (approximately twelve). Since early September 2012, no employees in the Tehran office are expatriates. The purpose of this office is to maintain limited courtesy contacts with the National Iranian Oil Company (“NIOC”) and other Iranian petroleum authorities to represent our rights and interests in Iran, which today mainly consists of following up on the reimbursement by NIOC of our past investments, namely the South Pars 2 & 3 and Dorood Buy Back Service contracts signed in 1997 and 1999, respectively, as described in our 2011 annual report on Form 20-F (“2011 Form 20-F”). The recovery of outstanding expenditures and fees under the South Pars 2 & 3 contract and Dorood Buy Back Service Contract (the “Dorood contract”) has required regular working level meetings between the Total E&P Iran office in Tehran and the Iranian national companies in charge of administering the contracts (e.g., to settle remaining claims mainly related to cost eligibility or to agree on reimbursement modalities

Mr. H. Roger Schwall

Securities and Exchange Commission

and schedules), as well as contacts with the Iranian administrations in relation to this process.

With respect to the 2012 news articles concerning the Dorood oil field referenced in your question above, these articles are erroneous. In reality, we hold a 55% stake in the non-incorporated joint venture comprising the Company and ENI (45%), which in 1999 became the contractor for the development of the Dorood field under the Dorood contract, for which the contractor now receives its share of reimbursements and remuneration in accordance with the mechanism explained on page 62 of the 2011 Form 20-F. Services are no longer provided under the Dorood contract or any other buyback contract.

We also hold 40% of the shares in Pars LNG Limited, a Bermudan company incorporated in 2002, along with NIOC (50%) and Petronas (10%). The purpose of this company was to develop a plant in Iran for the liquefaction and export of gas supplied from phase 11 of the South Pars field. This project has never reached the final investment decision stage and is now on hold. No board of directors meetings have been held since October 2008, and no actions are currently envisaged.

Our wholly-owned subsidiary, Total E&P UK Limited (“TEP UK”), has had limited contacts with the Iranian Oil Company UK Ltd (“IOC”), a subsidiary of NIOC, since April 2010. By way of background, IOC (50%) and BP p.l.c. (“BP”) (50%, operator) are co-owners of an unincorporated joint venture developing the sub-sea Rhum field located off the coast of the UK. This field has not been in production since November 2010 following the adoption of EU sanctions. The field is linked by a pipeline to the Bruce field, which is co-owned through an unincorporated joint venture by BP (37%, operator), TEP UK (43.25%), BHP Billiton Petroleum Great Britain Ltd (16%) and Marubeni Oil & Gas (North Sea) Limited (3.75%), where gas from the Rhum field was processed when the field was producing. IOC and BP, as operator of the Rhum field, entered into a transportation, processing and operating services agreement (the “TPOSA agreement”) with the owners of the Bruce field for the processing and transportation of gas from Rhum as well as maintenance and inspection services for the Rhum field. When the Rhum field was producing, the gas from the Rhum field, after having been processed at the Bruce platform, was commingled with gas originating from the Bruce field and sent onshore via the Frigg UK Association (“FUKA”) pipeline owned by TEP UK. For the transport of the gas originating from Rhum when it was producing, BP (as operator of the Rhum field) and IOC entered into a transportation and processing agreement with TEP UK (the “FUKA agreement”).

Under the FUKA agreement, TEP UK has had limited contact since April 2010 with IOC and BP (as operator of the Rhum field) concerning the administration of

Mr. H. Roger Schwall

Securities and Exchange Commission

the agreement (e.g., attempting to obtain payment for non-use of the FUKA pipeline), and it has sent a declaration of force majeure to the Rhum field co-owners following the issuance of Executive Order 13622 by President Obama on July 30, 2012, and the signing into law of the Iran Threat Reduction and Syria Human Rights Act of 2012 by President Obama on August 10, 2012 (collectively, the “2012 Legislation”). Under the TPOSA agreement, TEP UK has not had direct contact with IOC since April 2010 other than to dispute IOC’s attempts to claim force majeure relief in relation to payments due under the TPOSA agreement. To our knowledge, BP, as operator of the Bruce field, has had administrative contacts with IOC and BP (as operator of the Rhum field) pursuant to the TPOSA agreement and, since November 2010, it has only conducted critical safety-related services thereunder (i.e., monitoring and marine inspection of the Rhum facilities).

With respect to the reference in your question above to the Naftiran Intertrade Co. (“NICO”), a subsidiary of NIOC, and the Shah Deniz gas field, we confirm our 10% interest in the project for the development of the offshore Shah Deniz gas field located in the Azeri portion of the Caspian Sea. The project is operated by BP (25.5%), with the other partners being the Norwegian company Statoil (25.5%), the Azeri company SOCAR (10%), the Russian company Lukoil (10%), the Turkish company TPAO (9%) and NICO (10%). Pursuant to the 2012 Legislation, this project benefits from an exception from sanctions thereunder so long as the President has not certified to Congress that NICO increased its participation in the project above its participation as of January 1, 2002 or that NICO has assumed an operational role in the project. To the best of our knowledge, NICO has neither increased its share since January 1, 2002 nor assumed any operational role and the President has not provided such a certification. With respect to our contacts since April 2010 with the government of Iran or Iran-controlled entities within the framework of the Shah Deniz project, our contacts are limited to joint venture partners’ meetings.

With respect to our Refining & Chemicals division, it is not present in Iran through a subsidiary or an interest in an Iranian company. Certain of our subsidiaries based in Europe conducted the following limited activities with private Iranian customers during the time periods referenced in the question above: Rosier SA (“Rosier”), in which we hold approximately a 57% interest, sold fertilizers for the agriculture sector until 2011; Atotech Deutschland GmbH (“Atotech”), a wholly-owned subsidiary, sold chemical products in the field of metallization for corrosion resistance coatings, functional chrome, cleaners/strippers/pretreatment and zinc flakes until 2011, at which time the distributor contract was cancelled; Cekomastik Kimya Sanayi Ve Ticaret A.S., a wholly-owned subsidiary, sold adhesive products for the construction sector; and Total Petrochemicals & Refining SA/NV (“TPR”), a wholly-owned subsidiary, sold polymer plastics mainly for piping and fuel tanks until May 2009 with some

Mr. H. Roger Schwall

Securities and Exchange Commission

product samples still delivered in 2010 without payment. To the best of our knowledge, these activities did not involve contacts with the government of Iran or entities controlled by the government of Iran. In addition, we hold a 50% interest in an East Asian incorporated joint venture that purchased condensates from Iran until the end of June 2012. As we are not the operator of this entity, we have been unable to confirm the nature or extent of any contacts that may have occurred.

With respect to our Supply & Marketing division, Beh Total, a company held 50/50 by Behran Oil and Total Outre-Mer S.A. (“Total Outre-Mer”), a subsidiary of the Group, has produced and marketed small quantities of lubricants throughout the period to domestic consumers in Iran. In this context, Beh Total has had administrative contacts with the Iranian government for, for example, the payment of taxes. Beh Total maintains an office in Tehran and a lubricants and grease production plant in Saveh. Approximately ninety Beh Total employees and an expatriate managing director from a TOTAL subsidiary work in the plant and the office. With respect to the reference in your question above to the International Gas, Refining and Petrochemicals Exhibition in Tehran, we confirm Beh Total’s presence at this exhibition. We understand that Beh Total attended such exhibition to network with private Iran-based wholesalers to whom it sells lubricants, as well as with suppliers and business prospects. We also understand that Iranian government officials attended this exhibition. In addition, in July 2012, Beh Total hosted a tenth anniversary event to which private business contacts and diplomats were invited. In September 2012, we announced to Behran Oil our intention to either sell to it our interest in Beh Total or, in the alternative, to dissolve the joint venture. In addition, subsidiaries of our Supply & Marketing division sold small quantities of jet fuel to a state-owned airline company at certain European airports and an airport in Lebanon until March 2011. Furthermore, our wholly-owned subsidiary Total Marketing Middle East Free Zone (“TMME”), which is based in Dubai (UAE), sells small quantities of lubricants to a privately-held Iran-based wholesaler and to a limited number of public and private Iranian customers.

With respect to our Trading & Shipping division’s past purchases of hydrocarbons in Iran pursuant to a mix of spot and term contracts, the division ceased such activities in Iran prior to January 23, 2012, as per our 2011 Form 20-F. Prior to the cessation of these activities, the division had contacts with government-controlled entities to conduct such purchases.

Iran and Syria

We sponsor an international scholarship program pursuant to which Iranian and Syrian students, among many other nationalities, benefit from our financing and managing of scholarships in French universities and graduate schools of commerce or engineering. Grants are only provided for courses of study that are

Mr. H. Roger Schwall

Securities and Exchange Commission

in compliance with international sanctions regimes. For the administration of this program, we have contacts with Iranian and Syrian public universities.

Syria

With respect to our Exploration & Production division, as the Company was one of the international oil and gas companies with a strong presence in the country, we had frequent contacts with the Ministry of Petroleum, the General Petroleum Corporation (“GPC”) and other Syrian petroleum authorities until December 2011. However, following the cessation in early December 2011 of our activities that contribute to oil and gas production in Syria, our contacts in Syria are limited to occasional courtesy contacts with Syrian petroleum authorities for the purpose of representing our existing rights and interests in the country.

With respect to our office in Damascus, its scope and size has been significantly reduced since the cessation of our activities in Syria. In particular, the office no longer has any operational role. It is mainly dedicated to protecting our assets in Syria, to dealing with administrative tasks and sustainable development matters and to assisting in handling legal and contractual issues.

With respect to the PSA 1988 and Tabiyeh upstream contracts described in our 2011 Form 20-F, we ceased in early December 2011 our activities that contribute to oil and gas production under such contracts (e.g., provision of expatriate oil and gas experts, financing activities, operating and management services, technical studies and training of Syrian personnel). As for the Cooperation Framework Agreement (“CFA”) described in our 2011 Form 20-F that we entered into with GPC in 2009, which provides for the co-development of oil projects in Syria, we have, since early December 2011, refrained from participating in any project under the CFA.

With respect to our Refining & Chemicals division, it is not present in Syria through a subsidiary or an interest in a Syrian company. Certain of our subsidiaries based in Europe or Asia conducted the following limited activities with private Syrian customers during the time periods referenced in the question above: Bostik SA sold adhesive products for the food packaging industries until early 2012; Rosier sold fertilizers for the agriculture sector until 2010; TPR sold polymer plastics until July 2010 with one limited product sample delivered in 2011 without payment; Atotech sold chemical products in the field of metallization for corrosion resistance coatings, functional chrome, cleaners/strippers/pretreatment and zinc flakes until 2011; and Total Petrochemicals South East Asia PTE Ltd., a wholly-owned subsidiary, sold polystyrene plastics pellets pursuant to an isolated transaction in February 2009. To the best of our knowledge, these activities did not involve contacts with the government of Syria or entities controlled by the government of Syria.

Mr. H. Roger Schwall

Securities and Exchange Commission

With respect to our Supply & Marketing division, it is not present in Syria through a subsidiary or an interest in a Syrian company. A subsidiary of the Group, Total UAE LLC (“Total UAE”), which is based in Dubai (UAE), sells small quantities of additives to a privately-held Syrian wholesaler (for which TMME also receives a royalty) and has entered into a technical services and marketing assistance contract with this company. To the best of our knowledge, Total UAE has not had contacts with the government of Syria or entities controlled by the government of Syria. In addition, subsidiaries of our Supply & Marketing division sold small quantities of jet fuel to a state-owned airline company at certain European airports until December 31, 2011.

With respect to our Trading & Shipping division’s past purchases of hydrocarbons in Syria pursuant to a mix of spot and term contracts, the division ceased such activities in Syria in early September 2011, as per our 2011 Form 20-F. Prior to the cessation of these activities, the division had contacts with government-controlled entities to conduct such purchases.

Sudan

In Sudan, as disclosed in our 2011 Form 20-F, we have not been present in this country since the independence of the Republic of South Sudan on July 9, 2011. Between April 2010 and July 2011, our contacts with the government of Sudan or Sudan-controlled entities consisted of the closing of our office in Khartoum and the payment of scholarships and social development contributions related to our interest in Block B in what was then the southern region of Sudan. A new website dedicated to our South Sudan activities will soon replace the out-of-date site related to Sudan.

With respect to our Refining & Chemicals division, it is not present in Sudan through a subsidiary or an interest in a Sudanese company. During the time periods referenced in the question above, Rosier sold fertilizers for the agriculture sector to private Sudanese customers. To the best of our knowledge, these activities did not involve contacts with the government of Sudan or entities controlled by the government of Sudan.

Cuba

With respect to our Supply & Marketing division, Total Outre Mer, a wholly-owned subsidiary (“Total Outre Mer”), has a commercial representation office located in La Havana, which has limited marketing activities for the commercialization of lubricants and additives for which it pays taxes on such activities. The office’s principal client is a state company that acts as a lubricants distributor. Total Outre Mer also holds a 50% interest in Elf Gas Cuba, which is a public/private partnership with the government of Cuba based in Santiago that principally distributes liquefied petroleum gas (LPG) to private customers located

Mr. H. Roger Schwall

Securities and Exchange Commission

in the east of the island. In addition, subsidiaries of our Supply & Marketing division sell small quantities of jet fuel to a state-owned airline company at certain European airports. Our wholly-owned subsidiary Air Total International S.A. (“Air Total”) entered into technical assistance contracts with two state-owned companies to provide these companies with limited assistance concerning jet fuel handling and fueling safety standards.

With respect to our Trading & Shipping division, it is occasionally in contact with government representatives in Cuba regarding the restructuring and repayment of an outstanding debt currently valued at $51 million for hydrocarbon deliveries made by us before 2002 and related accrued interest charges that remain unpaid. In addition, the Trading & Shipping division purchases from time to time hydrocarbons pursuant to spot contracts from a state-controlled entity in Cuba.

2.

You disclose that you have ceased certain activities in Iran and Syria. Please tell us whether you have any remaining obligations under agreements relating to the activities you have ceased in Iran and Syria.

R:	In Iran, we no longer provide services under Iranian Buy Back Services Contracts or other upstream contracts. As a result, we have no remaining material obligations under agreements relating to upstream activities in Iran. Certain non-material obligations remain, such as confidentiality, keeping of books and records and payment of taxes.

Our Trading & Shipping division purchased pursuant to a mix of spot and term contracts hydrocarbons in Iran until January 2012, at which time it ceased such activity. Currently, we owe approximately €106 million (approximately $138 million) to a state-controlled entity in Iran representing the value of the hydrocarbons purchased in January 2012 prior to the cessation of such activity.

In Syria, following our cessation since early December 2011 of activities that contribute to oil and gas production in Syria, certain non-material obligations remain under the upstream agreements described in our response to Question 1 above, such as confidentiality, maintenance of an office in Damascus, sustainable development obligations (such as a yearly contribution of approximately $1 million to $1.5 million/year for a period of ten years to a Development Fund established under PSA 1988), keeping of books and records and payment of taxes.

Other than as described above, we have no remaining obligations relating to ceased activities in Iran or Syria.

3.

Please tell us the approximate dollar amounts of revenues, assets and liabilities associated with your activities in Iran, Syria, Sudan and Cuba, and the amounts you paid to the governments of those countries and entities

Mr. H. Roger Schwall

Securities and Exchange Commission

controlled by those governments, for the last three fiscal years and the subsequent interim period.

R:

The response below includes approximate dollar amounts of revenues, assets and liabilities associated with the activities in Iran, Syria, Sudan and Cuba of, and payments to the governments of these countries or entities controlled by such governments made by, the Company, any of its entities over which it exercises control and, to the best of our knowledge, any entities that it jointly controls or over which it exercises significant influence.

As of or for the period ended December 31, 2011, the approximate dollar amounts of revenues, assets and liabilities associated with our activities in Iran, Syria, Sudan and Cuba combined, were approximately 0.35%, 0.21% and 0.79%, respectively, of our revenues, assets and liabilities.

Exploration & Production

Iran

Assets other than intercompany financing include mainly unpaid receivables arising from the buyback contracts described in our 2011 Form 20-F. Liabilities include accounts payable and intercompany debts to finance assets and accumulated losses. Revenues reflect cash or in kind payments pursuant to buyback contracts detailed on page 62 of our 2011 Form 20-F (revenue recognized in 2011 corresponds to late amounts reimbursed in cash by NIOC pursuant to buyback contracts for which production has been previously recorded).

in millions of $	as of or for the period ended 06/30/12	as of or for the period ended 12/31/11	as of or for the period ended 12/31/10	as of or for the period ended 12/31/09
Revenues	0.0	59	35	237
Assets	62	63	157	253
of which intercompany transactions	2	2	4	56
Liabilities	407	382	467	483
of which intercompany transactions	399	373	458	475

Payments to the government of Iran and to entities controlled by the Iranian government, which included withholding taxes, salary taxes, taxes on lifting and contributions, were as follows:

in millions of $	for the period ended 06/30/12	for the period ended 12/31/11	for the period ended 12/31/10	for the period ended 12/31/09
Payments	0.2	0.8	1.9	7.5

Mr. H. Roger Schwall

Securities and Exchange Commission

Syria

Assets include property, plant & equipment, inventory and trade receivables. Liabilities include a decommissioning provision, other provisions (deferred tax and risks), intercompany financing and account payables. Revenues reflect cash payments pursuant to the PSA 1988 and Tabiyeh contracts detailed on page 63 of our 2011 Form 20-F. We ceased our activities that contribute to oil and gas production in Syria in early December 2011.

in millions of $	as of or for the period ended 06/30/12	as of or for the period ended 12/31/11	as of or for the period ended 12/31/10	as of or for the period ended 12/31/09
Revenues	[***]
Assets	271	274	247	212
of which intercompany transactions			57	45
Liabilities	152	148	92	79
of which intercompany transactions	35	41	1	3

Payments to the government of Syria and to entities controlled by the Syrian government included payments made pertaining to the activities under PSA 1998. The government’s entitlement was as follows:

[***]

We paid the state-owned Syrian Company for Oil Transportation (“SCOT”) a transportation fee equal to $2/b for the oil produced in the area, as follows:

[***]

Payments in cash to the government of Syria and to entities controlled by the Syrian government of taxes and contributions and for services rendered by the Syrian public sector were as follows:

[***]

Payments to the government of Syria and to entities controlled by the Syrian government were also made pertaining to the activities under the Tabiyeh Gas Project Risked Service Contract. We report the government’s entitlement to gas in millions of barrels of oil equivalent (Mboe) and the reimbursement of cost oil in millions of dollars.

Mr. H. Roger Schwall

Securities and Exchange Commission

[***]

Sudan

Information provided herein is reported up to June 2011, because we have not been present in Sudan since the independence of the Republic of South Sudan on July 9, 2011.

Assets for Sudan represent the share of a withdrawing party from the joint venture pending the entry of a new partner. The joint venture is for the development of Block B, which was a part of the southern region of Sudan until the independence of the Republic of South Sudan. Liabilities include debt with the joint venture partners and intercompany debts to finance assets and accumulated losses.

in millions of $	as of or for the period ended 06/30/12	as of or for the period ended 12/31/11	as of or for the period ended 12/31/10	as of or for the period ended 12/31/09
Revenues	N/A	0.0	0.0	0.0
Assets	N/A	26	24	20
of which intercompany transactions
Liabilities	N/A	101	98	90
of which intercompany transactions		89	86	80

Payments to the government of Sudan and to entities controlled by the Sudanese government until June 2011 include obligations under an exploration and production sharing agreement with respect to Block B (32.5%, operator), as well as employees’ income taxes.

in millions of $	for the period ended 06/30/12	for the period ended 12/31/11	for the period ended 12/31/10	for the period ended 12/31/09
Training & scholarship	N/A	0.5	0.5	0.5
Social development contribution	N/A	0.0	0.0	0.5
Taxes	N/A	0.2	0.2	0.0

Payment by TOTAL as operator	N/A	0.7	0.7	1.0
TOTAL’s share in above payments	N/A	0.2	0.2	0.3

Refining & Chemicals

For the time periods referenced in your question above, our Refining & Chemicals division did not have any assets or liabilities associated with its activities in Iran, Syria, Sudan and Cuba. Set forth below are the revenues associated with the Refining & Chemicals division’s activities described in our response to Question 1 above.

Mr. H. Roger Schwall

Securities and Exchange Commission

revenues in millions of $	as of or for the period ended 06/30/12	as of or for the period ended 12/31/11	as of or for the period ended 12/31/10	as of or for the period ended 12/31/09
Iran	0.1	1.3	1.7	1.6
Syria	1.0	0.3	1.1	2.5
Sudan	7.1	11.4	8.8	0.2
Cuba	0	0	0	0

As described in our response to Question 1 above, we hold a 50% interest in an East Asian incorporated joint venture that purchased condensates from Iran until the end of June 2012. As we are not the operator of this entity, we have been unable to confirm the amounts paid to Iran in the periods prior to the cessation of such activities.

In addition to the above, the Company is a minority investor, through its Refining & Chemicals division, in certain joint ventures that have or may have had activities (e.g., sales of limited amounts of petrochemicals) in Iran, Syria, Sudan or Cuba. As the Company is a minority investor in, and does not have any role in the operations of, these entities, we do not have access to detailed information with regard to these entities’ sales or any contacts by these entities with the governments of Iran, Syria, Sudan or Cuba.

Supply & Marketing

Iran

The information provided below concerns Beh Total (as a non-consolidated entity, information is available to us as of December 31, 2011 on the basis of financial statements certified by local auditors, with non-audited figures for the first half of 2012 having been prepared by the subsidiary), jet fuel sales by subsidiaries of our Supply & Marketing division, and TMME. See our response to Question 1 above for additional information concerning these entities.

in millions of $	as of or for the period ended 06/30/12	as of or for the period ended 12/31/11	as of or for the period ended 12/31/10	as of or for the period ended 12/31/09
Revenues	35.1	87	65	51.2
Assets	14.7	18.9	15.0	15.2
Liabilities	8.4	9.6	3.4	3.9

Mr. H. Roger Schwall

Securities and Exchange Commission

Payments to the government of Iran and to entities controlled by the Iranian government, which included payments for taxes and energy and water consumption, were as follows:

in millions of $	for the period ended 06/30/12	for the period ended 12/31/11	for the period ended 12/31/10	for the period ended 12/31/09
Payments	0.2	0.6	0.8	0.4

Syria

Our Supply & Marketing division is not present in Syria through a subsidiary or an interest in a Syrian company. The figures below were provided by Total UAE, TMME and certain subsidiaries of our Supply & Marketing division that conducted jet fuel sales. See our response to Question 1 for additional information concerning these subsidiaries.

in millions of $	as of or for the period ended 06/30/12	as of or for the period ended 12/31/11	as of or for the period ended 12/31/10	as of or for the period ended 12/31/09
Revenues	0.7	6.2	5.9	4.3
Assets	0	0	0	0
Liabilities	0	0	0	0

There were no payments to the government of Syria and to entities controlled by the Syrian government during the requested periods.

Cuba

The information provided below concerns Elf Gas Cuba (as a non-consolidated entity, information is available to us as of December 31, 2011 on the basis of financial statements certified by local auditors, with non-audited figures for the first half of 2012 having been prepared by the subsidiary), Air Total, jet fuel sales by subsidiaries of our Supply & Marketing division, and Total Outre Mer (related figures herein are based on non-audited figures prepared by the subsidiary). See our response to Question 1 for additional information concerning these entities.

Mr. H. Roger Schwall

Securities and Exchange Commission

in millions of $	as of or for the period ended 06/30/12	as of or for the period ended 12/31/11	as of or for the period ended 12/31/10	as of or for the period ended 12/31/09
Revenues	12.9	21.5	12.6	9.7
Assets	11.8	13.3	14.3	10.9
Liabilities	2.0	2.6	3.8	2

Payments to the government of Cuban and to entities controlled by the Cuban government, which included payments for taxes and energy and water consumption, were as follows:

in millions of $	for the period ended 06/30/12	for the period ended 12/31/11	for the period ended 12/31/10	for the period ended 12/31/09
Payments	0.3	0.5	0.5	0.6

Trading & Shipping

Iran

in millions of $	as of or for the period ended 06/30/12	as of or for the period ended 12/31/11	as of or for the period ended 12/31/10	as of or for the period ended 12/31/09
Revenues	0	0	417	191
Assets	0	0	0	27
Liabilities*	392	327	235	234

*	Outstanding debt for hydrocarbons purchased by us before January 23, 2012.

The payments to the government of Iran and to entities controlled by the Iranian government set forth below correspond to purchases of hydrocarbons pursuant to a mix of spot and term contracts. Our Trading & Shipping division ceased its purchase of Iranian hydrocarbons prior to January 23, 2012. In addition, in 2009, our Trading & Shipping division paid approximately $32 million to a state-owned entity pursuant to shipping contracts.

in millions of $	for the period ended 06/30/12	for the period ended 12/31/11	for the period ended 12/31/10	for the period ended 12/31/09
Payments	188	4,712	3,280	3,530

Syria

in millions of $	as of or for the period ended 06/30/12	as of or for the period ended 12/31/11	as of or for the period ended 12/31/10	as of or for the period ended 12/31/09
Revenues	N/A	165	147	28
Assets	N/A	0	0	0
Liabilities	N/A	0	0	0

Mr. H. Roger Schwall

Securities and Exchange Commission

The payments to the government of Syria and to entities controlled by the Syrian government set forth below correspond to purchases of hydrocarbons pursuant to a mix of spot and term contracts. Our Trading & Shipping division ceased its purchase of Syrian hydrocarbons in early September 2011.

in millions of $	for the period ended 06/30/12	for the period ended 12/31/11	for the period ended 12/31/10	for the period ended 12/31/09
Payments	N/A	1,211	879	685

Cuba

in millions of $	as of or for the period ended 06/30/12	as of or for the period ended 12/31/11	as of or for the period ended 12/31/10	as of or for the period ended 12/31/09
Revenues	0	0	0	0
Assets*	51	59	95	89
Liabilities	0	0	0	0

*	Outstanding debt for hydrocarbon deliveries made by us before 2002 and related accrued interest charges that remain unpaid.

The payments to the government of Cuba and to entities controlled by the Cuban government set forth below correspond to purchases of hydrocarbons pursuant to spot contracts.

in millions of $	for the period ended 06/30/12	for the period ended 12/31/11	for the period ended 12/31/10	for the period ended 12/31/09
Payments	56	57	109	26

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements, page F-1

4.

As a public company, your auditors are required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess their compliance with U.S. law and professional standards in connection with their audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditors (see http://pcaobus.org/International/Inspections/Pages/Issuer ClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditors’ audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, in future filings, please state this fact under a separate risk factor heading. Explain this lack of inspection prevents the PCAOB from regularly evaluating your auditors’ audits and their quality control procedures.

Mr. H. Roger Schwall

Securities and Exchange Commission

R:

Should a cooperation agreement between the PCAOB and the French auditing oversight authority (the Haut Conseil du Commissariat aux Comptes) that would permit the inspection by the PCAOB of auditors located in France that perform audits of French companies registered with the SEC not be reached prior to the filing of our 2012 annual report on Form 20-F, we shall include the requested risk factor in our annual report.

Supplemental Oil and Gas Information (Unaudited), page S-1

5.

We note at the bottom of page S-2 of this disclosure, you expressly indicated you applied FASB ASC Topic 932. Please tell us whether you considered the specific guidance in FASB ASC Topic 932-235-50-lA through 932-235-50-lB, which requires the provision of information about continued capitalization of exploratory well costs (suspended well costs) and, if so, why you concluded such disclosure was not required. Please note such disclosures, if applicable, are required to be in the notes to your audited financial statements.

R:

As required by applicable rules, the information contained in the Supplemental Oil and Gas Information section was presented in accordance with the requirements of SEC Regulation S-K (Items 1200 to 1208), which does not require the presentation of the tables mentioned in FASB ASC Topic 932-235-50-1A through 932-235-50-1B. The reference in our 2011 Form 20-F at the bottom of page S-2 to the application of FASB ASC Topic 932 was meant to apply to the tables presented in the Supplemental Oil and Gas Information section. In future filings, we will delete the reference in this section to FASB’s ASC 932 to clarify this point.

Estimated Proved Reserves of Oil, Bitumen and Gas Reserves, page S-3

Changes in Oil, Bitumen and Gas Reserves, page S-4

6.

We note that your presentation of oil reserves includes amounts attributable to natural gas liquids. Explain to us how this presentation takes into consideration the guidance in FASB ASC paragraph 932-235-50-4(a). If you have concluded that quantities of natural gas liquids are not significant, provide us a reasonably detailed analysis that supports your conclusion.

R:

Our proved oil and gas reserves as of December 31, 2011, were 4,800 million barrels (Mb), with oil and condensate reserves representing 4,511 Mb and natural gas liquids reserves representing 289 Mb (6.0%) of such reserves. The percentage of natural gas liquids reserves was deemed not significant and, therefore, our current disclosure is in compliance with the requirements of FASB ASC 932-235-50-4(a).

Mr. H. Roger Schwall

Securities and Exchange Commission

*        *        *

As requested, we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Please direct any questions or comments regarding this letter to the undersigned at +33-1-4744-4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at +33-1-7304-5880.

Very truly yours,

/S/ PATRICK DE LA CHEVARDIÈRE
Patrick de La Chevardière
Chief Financial Officer

cc:	Donald Delaney

Brad Skinner

(Securities and Exchange Commission)

Jonathan Marsh

Andrew Zdrahal

(TOTAL S.A.)

Krystian Czerniecki

(Sullivan & Cromwell LLP)